Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 29, 2016

Ms. Deborah O’Neal-Johnson

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Context Capital Funds – Context Strategic Global Equity Fund File Nos. 811-22897 and 333-191710

Dear Ms. O’Neal-Johnson:

On July 19, 2016, Context Capital Funds (the "Registrant" or the “Trust”), on behalf of Context Strategic Global Equity Fund (the “Fund”), a series of the Registrant, filed Post-Effective Amendment Number 11 (the “Amendment”) to the Registrant’s Registration Statement to register the Fund under the Securities Act of 1933 (“1933 Act”). On August 30, 2016, you provided oral comments to the Post-Effective Amendment to the undersigned. Please find below responses to your comments provided on August 30, 2016 and clarified on September 22, 2016, which the Registrant has authorized Drinker Biddle & Reath LLP to make on its behalf. Redlined changes are provided in certain portions of this letter to aid in your review.

1. Comment Prospectus – Page 2. Please include the completed fee table in the response letter.

Response. The Registrant has provided the completed fee table below.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)	Investor Shares	Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None
Redemption Fee (as a percentage of amount redeemed within 90 days of purchase, if applicable)	2.00%	2.00%
Exchange Fee (as a percentage of amount redeemed, if applicable)	None	None

Management Fees	1.59%	1.59%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses(1)	2.95%	2.95%
Acquired Fund Fees and Expenses	0.10%	0.10%
Total Annual Fund Operating Expenses	4.89%	4.64%
Fee Waiver and/or Expense Reimbursement(2)	(2.60)%	(2.60)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.29%	2.04%

(1)	”Other Expenses” are based on estimated amounts expected to be incurred for the current fiscal year.
(2)	Context Advisers III, LLC (“Context III” or the “Adviser”) has contractually agreed to waive its fee and/or reimburse Fund expenses to limit Total Annual Fund Operating Expenses (excluding all taxes, interest, portfolio transaction expenses, dividend and interest expenses on short sales, acquired fund fees and expenses, proxy expenses and extraordinary expenses (as determined in the sole discretion of the Adviser)) of Investor Shares and Institutional Shares to 2.19% and 1.94%, respectively, through April 30, 2018 (the “Expense Cap”). The Expense Cap may only be raised or eliminated with the consent of the Board of Trustees. The Adviser may be reimbursed by the Fund for fees waived and expenses reimbursed by the Adviser pursuant to the Expense Cap if such payment (1) is made within three years of the fee waiver or expense reimbursement (2) is approved by the Board and (3) does not cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement of the Fund to exceed the Expense Cap in place at the time the fees were waived or reimbursed.

2. Comment Prospectus – Page 2. – In footnote 1 to the fee table there is a reference to indirect expenses of securities of other investment companies held by the Fund. Confirm supplementally that these expenses will be included as a separate line item (Acquired Fund Fees and Expenses) in the fee table if they exceed 0.01%.

Response. The Registrant has included a separate line item in the fee table for acquired fund fees and expenses, since such fees and expenses are estimated to exceed 0.01%. Accordingly, the reference to acquired fund fees and expenses has also been removed from footnote 1.

3. Comment Prospectus – Page 2. In footnote 2, there is a reference to “extraordinary expenses.” Please explain supplementally what is meant by “extraordinary expenses.”

Response. As described in the Expense Reimbursement Agreement, “Extraordinary Expenses" are expenses incurred by the Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceedings, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of shareholders.

4. Comment Prospectus – Page 2. In footnote 2, the fee waiver agreement must extend at least one year in order to show the amount of the fee waiver and/or expense reimbursement and the net expenses after subtracting the waiver and/or reimbursement in the fee table.

Response. The fee waiver agreement will extend through April 30, 2018, and will automatically renew annually from year to year on the effective date of each subsequent annual update to the Trust’s registration statement, until such time as the Adviser provides written notice of non-renewal to the Trust. Accordingly, the reference in footnote 2 to April 30, 2017, will be changed to April 30, 2018.

5. Comment Prospectus – Page 2. In footnote 2, please consider revising the disclosure to comply with the AICPA Audit Risk Alert Investment Companies Industry Developments: SEC Staff Comments and Observations #73 (“Risk Alert”) regarding the limitation on the Adviser’s ability to recoup previously waived fees.

Response. The Registrant has reviewed the cited guidance in the Risk Alert and believes that the recoupment policy as stated satisfies its requirements. Therefore, the Registrant respectfully declines to revise the disclosure.

6. Comment Prospectus –  Page 3. – Please provide the expense example numbers in the response letter.

Response. The Registrant has provided the expense example numbers below.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that it reflects the Expense Cap for the time period described above. Although your actual costs may be higher or lower, based on these assumptions, whether you do or do not redeem your shares, your costs would be:

	1 Year	3 Years
Investor Shares	$232	$1,238
Institutional Shares	$207	$1,166

7. Comment Prospectus – Page 3 – Principal Investment Strategies. – General comment to consider revising the disclosure in this section to clarify the investment strategy with respect to futures transactions.

Response. The Registrant has revised the disclosure in the Principal Investment Strategies section on pages 3 and 4 and the Additional Information Regarding Principal Investment Strategies on pages 9 and 10 as follows:

“The Fund pursues its objective by investing, under normal conditions, at least 80% of its net assets (plus borrowings for investment purposes) in securities that provide exposure to developed equity markets. The Fund will maintain these exposures by investing in a broad and diverse group of global stock indices in developed markets generally through the use of stock index futures. Should the futures market or securities environment change materially, the Fund may utilize options, swaps, equities or other instruments to try to obtain the desired exposure. The Fund will invest, under normal conditions, in at least three countries (one of which may be the U.S.) with at least 40% of its net assets invested in countries other than the U.S. For a portion of its investments, the Fund will also seek to reduce the volatility of its net asset value, by investing in “long” positions in volatility instruments, such as volatility futures on various equity indices (for example, the S&P 500 Index, or the Euro Stoxx Index). During market declines, volatility instruments often move in the opposite direction of equity markets, and can act as a useful tool to help offset losses in equity markets. The Fund has no market capitalization constraints. A significant portion of the Fund’s assets may be held in cash or cash equivalents including, but not limited to, money market instruments.

~~The Fund will generally utilize futures to obtain the desired exposure. Should the futures market or securities environment change materially, the Fund may utilize options, swaps, equities or other instruments to try to obtain the desired exposure.~~”

***

“It is expected that a~~A~~ significant portion of the Fund’s investment strategies ~~may~~will involve the use of derivative instruments, such as futures on stock indices, ~~which may be used~~ to obtain the desired risk exposure consistent with the underlying investment strategies. The derivative instruments that the Fund may invest in also include: swaps; options; forward contracts; ~~futures contracts~~ and options on futures contracts. The Fund may use derivatives to manage the Fund’s exposure to global developed equity markets; in an attempt to hedge the Fund’s portfolio; as a substitute for purchasing or selling securities; or to seek to increase the Fund’s return as a non-hedging strategy that may be considered speculative. The Fund may also use derivatives to increase its economic exposure to a particular security, currency or index. The Fund may incur leverage either by engaging in conventional borrowing or by using certain derivative instruments and short-sale transactions. The Fund will maintain segregated collateral positions to the extent required to comply with applicable laws and regulations related to debt or obligations incurred by the Fund. A significant portion of the assets of the Fund may be invested in money market instruments, including cash and cash equivalents or other high grade securities, a significant portion of which may be used to serve as collateral with respect to such derivative instruments. Such high grade securities include, but are not limited to, U.S. government securities, U.S. government agency securities, short-term fixed-income securities, and overnight or fixed term repurchase agreements.”

8. Comment Prospectus – Page 3 – Principal Investment Strategies. – The first sentence in the third paragraph states that the Fund will generally utilize futures to obtain the desired exposure. If this means futures on the index, revise the disclosure to make this clear.

Response. The Fund will generally use stock index futures to obtain the desired exposure to developed equity markets. The disclosure has been revised, accordingly, please see response to Comment 7 above.

9. Comment Prospectus – Page 3 – Principal Investment Strategies. – The second sentence in the third paragraph states that the Fund may use options, swaps, equities or other instruments to try and obtain the desired exposure. Confirm that if these are used to meet the 80% test, how will they be valued.

Response. If the Fund uses options, swaps, equities or other instruments to obtain its desired exposure to meet the 80% name rule test, these positions will be calculated for the purposes of the test on a marked to market basis.

10. Comment Prospectus – Page 4 – Principal Investment Strategies. – In the second paragraph after the Tactical Volatility Positioning bullet point, the third sentence is an exact repeat of the third sentence in the second paragraph under the Principal Investment Strategies section on Page 2. Please consider deleting this sentence.

Response. The sentence will be deleted on page 2 and in the corresponding paragraph under the Additional Information Regarding Principal Investment Strategies on page 10.

11. Comment Prospectus – Page 4 – Principal Investment Strategies. – In the third paragraph after the Tactical Volatility Positioning bullet point, it states that the Fund may incur leverage either by engaging in conventional borrowing or by using certain derivative instruments and short-sale transactions. Confirm supplementally that expected expenses for conventional borrowing are in the fee table.

Response. The Registrant confirms that any expected expenses for conventional borrowing are included in the fee table.

12. Comment Prospectus – Page 4 – Principal Investment Strategies. – In the fourth paragraph after the Tactical Volatility Positioning bullet point, it states that the Fund may investment in other investment companies. Confirm supplementally that no more than 15% of assets of the Fund will be invested in funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

Response. The Fund does not intend to invest more than 15% of its assets in funds that rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940.

13. Comment Prospectus – Page 4 – Principal Investment Strategies. – The last paragraph under this section references investments in fixed-income securities. Supplementally confirm that investments in fixed income securities, other than short term fixed income securities, may be for longer than short-term periods.

Response. The Adviser may purchase and hold both short-term and longer term fixed income securities to serve as liquid collateral for futures purchased by the Fund or take a temporary defensive position in the Fund.

14. Comment Prospectus – Page 5 – Principal Investment Risks – Counterparty Risk. – Disclose supplementally what percentage of the Fund’s assets will be invested in OTC derivatives.

Response. The Adviser has no plans to invest the Fund’s assets in OTC derivatives.

15. Comment Prospectus – Page 6 – Principal Investment Risks – Swap Agreements Risk. – Confirm supplementally when the Fund writes credit protection under a credit default swap, it will segregate the entire notional amount of the transaction.

Response. The Fund will segregate the entire notional amount of the transaction when the Fund writes credit protection under a credit default swap.

16. Comment Prospectus – Page 8 – Principal Investment Risks. – Are Subordinated Securities Risk and TIPS and Inflation-Linked Bonds Risk part of the Fund’s principal investment strategy? If not, please remove these risks from this section.

Response. The Fund does not intend to invest in these instruments as a part of its principal investment strategy. Accordingly, these risks have been removed from the prospectus.

17. Comment Prospectus – Page 8 – Volatility Risk. – Please consider whether additional risk disclosure is warranted.

Response. The Registrant has reviewed the disclosure language regarding Volatility Risk and has determined that it is sufficient.

18. Comment Prospectus – Page 16 – Leveraging Risk. – Confirm supplementally whether dividends on short-sales will be included in Other Expenses in the Fee Table.

Response. Any dividends on short-sales will be included in Other Expenses in the Fee Table.

The preceding comments and related responses have been discussed with and provided by management of the Registrant.

*       *       *       *       *

The Registrant has authorized Drinker Biddle & Reath LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
3.	Should the Commission or the staff, acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and
4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned at (215) 988-2699.

Very truly yours,

/s/ Nancy P. O’Hara
Nancy P. O’Hara

cc: David Bunstine